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Healthy OptionsLunchDinnerTakeout
Fazzio's Pasta Company

Italian Restaurant

Salem, NJ 08070
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $10,000 invested.
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THE PITCH
Fazzio's Pasta Company is seeking investment to to open a pasta restaurant.
Renovating LocationFirst Location
PRESS
Salem County Pasta Maker Follows His Passion for Cooking - South Jersey Food Scene

Bridgeton-native Matt Fazzio, 29, started making pasta as a young child with his grandmother Vivian Fazzio at her home in Pitman, NJ. He recalls fond memories of her teaching him and his brothers how to make fresh pasta in her kitchen. He would crank the pasta machine as his older brother, Mark, fed the machine […]

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THE RESTAURANT

Fazzio's Pasta Company intends to serve fresh pasta entrees, baked goods, and other menu items based on authentic Italian cuisine. Lunch will be served in a casual atmosphere while dinner will be served in a white table dining setting. Take out and cook-at-home frozen family meals will be also be available.

This is the space BEFORE our renovations
We can't wait to show you what we've been up to! Stay tuned!
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THE TEAM
Matthew Fazzio
Owner

Matthew has driven this dream to the point of fruition with his passion and skill for authentic home made pasta. Taught by the best, his grandmother, since the age of 5 years old. Now with three kids of his own its time to build a legacy and show them they can do anything they set their mind to.

Matthew has managed kitchens all over the United States. In his early 20's he loved roaming from state to state. Once he came home to New Jersey and started settling down he found himself feeling incomplete working for other people in their kitchens. He wanted to have a kitchen of his own. He wanted to serve people the best food and what he knows is authentic sicilian food.

With a little luck and a lot of passion he met some contacts who introduced him to someone with a building that used to be a full service dine in restaurant. Immediately Matt knew he could do something with this. There have been some delays in construction but with his family behind him he knows they will make this into a reality they can all be proud of.

Having obtained over 1200 followers before even being open, Matthew is constantly hearing how excited everyone is for the opening. The pressure is on and don't think for a minute he can't meet it.

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RAVIOLI
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GNOCCHI
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ITALIAN BAKED GOODS AND DESSERTS
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OUR MENU

Fazzio's Pasta Company will bring you fresh pasta entrees including Ravioli, Gnocchi, linguine, fettucine, etc. There will be Vegan and Gluten Free options available. The bakery portion of the business will provide various biscotti, cookies, cakes, fresh cannoli with a variety of fillings.

Fresh pasta, salads, soups, unique desserts, and seasonal specials.
The bakery will provide the desserts for after sit down dining meals and bulk sales offering a full menu for cookies by the dozen.
The restaurant will offer take out for all menu items as well as certain cook-at-home family meals.
1,200 people
Social Media Followers
$41,000
Projected Monthly Revenue
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OUR EMPHASIS ON LOCAL

Fazzio's is only using the freshest ingredients from local farms and butchers in town and making pasta from hand. Fazzio's is located near many different farming communities which helps to emphasize our "Shop Local" mission, which is the one of the biggest interests of customers. Our initiative is to create awareness not only for those small local farms but to showcase for Fazzio's customers what is grown in their communities.

Mr. Fazzio has made relationships with local farms and shop owners.
Mr. Fazzio has made it a priority to use a local winery for the wine that will be served at the restaurant, becoming an outlet for a rising winery.
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Tableware and Kitchen Items $8,300
Tables and Chairs $5,500
POS System $1,000
Mainvest Compensation $1,200
Pasta Dies $1,200
Signage $2,800
Total $20,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $492,000 $541,200 $579,084 $608,038 $626,279
Cost of Goods Sold $132,000 $145,200 $155,364 $163,132 $168,025
Gross Profit $360,000 $396,000 $423,720 $444,906 $458,254

EXPENSES

Rent $20,400 $20,910 $21,432 $21,967 $22,516
Utilities $6,600 $6,765 $6,934 $7,107 $7,284
Salaries $264,000 $290,400 $310,728 $326,264 $336,051
Insurance $3,385 $3,469 $3,555 $3,643 $3,734
Repairs & Maintenance $250 $256 $262 $268 $274
Operating Profit $65,365 $74,200 $80,809 $85,657 $88,395

This information is provided by Fazzio's Pasta Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Fazzio - Business Plan Final.pdf

Investment Round Status

Target Raise $20,000

Maximum Raise $30,000

Amount Invested $0

Investors 0

Investment Round Ends September 22, 2021

Summary of Terms

Legal Business Name Fazzio's Pasta Company LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 3%-4.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date April 1, 2028

Financial Condition

No operating history

Fazzio's Pasta Company was established in [April, 2021]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Fazzio's Pasta Company's fundraising. However, Fazzio's Pasta Company may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Fazzio's Pasta Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Fazzio's Pasta Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Fazzio's Pasta Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Fazzio's Pasta Company's core business or the inability to compete successfully against the with other competitors could negatively affect Fazzio's Pasta Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Fazzio's Pasta Company's management or vote on and/or influence any managerial decisions regarding Fazzio's Pasta Company. Furthermore, if the founders or other key personnel of Fazzio's Pasta Company were to leave

Fazzio's Pasta Company or become unable to work, Fazzio's Pasta Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Fazzio's Pasta Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Fazzio's Pasta Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Fazzio's Pasta Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Fazzio's Pasta Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Fazzio's Pasta Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Fazzio's Pasta Company's financial performance or ability to continue to operate. In the event Fazzio's Pasta Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Fazzio's Pasta Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Fazzio's Pasta Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Fazzio's Pasta Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Fazzio's Pasta Company will carry some insurance, Fazzio's Pasta Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Fazzio's Pasta Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Fazzio's Pasta Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Fazzio's Pasta Company's management will coincide: you both want Fazzio's Pasta Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Fazzio's Pasta Company to act conservative to make sure they are best equipped to repay the Note obligations, while Fazzio's Pasta Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Fazzio's Pasta Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Fazzio's Pasta Company or management), which is responsible for monitoring Fazzio's Pasta Company's compliance with the law. Fazzio's Pasta Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Fazzio's Pasta Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Fazzio's Pasta Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Fazzio's Pasta Company, and the revenue of Fazzio's Pasta Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Fazzio's Pasta Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Fazzio's Pasta Company is a newly established entity and has no history for prospective investors to consider.

This information is provided by Fazzio's Pasta Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Fazzio's Pasta Company isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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